Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Progen Pharmaceuticals Ltd signs Binding License Term Sheet with Medigen Biotech Corp.

Brisbane, Australia, 28 December 2012. The Directors of Progen Pharmaceuticals Ltd (“Progen” or “Company”) (ASX: PGL, OTC: PGLA) are pleased to announce that they have signed a confidential binding term sheet (“Term Sheet”) for a License with Medigen Biotech Corporation (“Medigen”) (Taipei, Taiwan). The License relates to the development and commercialisation of PG545 for the prevention and treatment of Hepatocellular Carcinoma (“HCC”) and Non-Oncology indications globally. Progen’s drug candidate PG545 is a heparan sulphate mimetic used to inhibit growth factors and the enzyme heparanase a drug target currently implicated in tumour metastasis and angiogenesis, inflammation and diabetes.

Medigen is a publicly listed biotechnology company on the Taiwan Gretai Securities Market with a primary focus on the development of new therapeutics for liver diseases and cancers. The parties already have a significant collaborative relationship together since Progen licensed the worldwide oncology rights of PI-88 to Medigen in 2010. Medigen are currently conducting a randomised, placebo-controlled, multinational Phase III PATRON trial designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of HCC.

Before the License can proceed, the parties still need to execute a formal License Agreement. Additionally as PG545 is still subject to the terms and conditions of the Commercial Ready Program Grant which was used to fund the research and development of the PG500 series from which PG545 derives Progen needs to obtain the prior written consent of the Commonwealth through AusIndustry for the transaction. The specific terms of the Term Sheet for the License Agreement are in line with industry standards but are subject to commercial confidentiality. The Directors expect to enter into the License Agreement in early 2013.

Progen retains the rights for all other indications for PG545, and subject to the availability of capital and positive results from the pre-clinical GLP toxicology study currently being undertaken, the Company will seek to commence a Phase 1 clinical trial under an IV route of administration during 2013.

Progen’s Chairman Stuart James commented “the licensing deal will substantially expand the application of PG545 beyond Progen’s core focus of oncology with Medigen looking to exploit the compound for non-oncology indications as well as use their significant expertise to develop PG545 for HCC”.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Blair Lucas
Company Secretary
+61 7 3273 9133
+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.